January 7, 2005

VIA EDGAR and FEDERAL EXPRESS

Mr. Jeffrey Riedler
Division of Corporation Finance
Mail Stop 03-09
United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

                  Re:      Vital Living, Inc.
                           Form 10-QSB filed on November 22, 2004
                           File Number 000-33211

Dear Mr. Riedler:

      On behalf of Vital Living, Inc. ("Company"), we respond as follows to the Staff's comments received on November 26, 2004 relating to the above-captioned Quarterly Report on Form 10-QSB. Please note that for the Staff's convenience, we have recited each of the Staff's comments and provided the Company's response to each comment immediately thereafter.

1. Your most recent Form 10-QSB on file indicates that as of November 8, 2004, you had outstanding 79,322,687 shares of common stock outstanding. Based on the disclosure you provide in the Form 10-QSB, we note that you issued 5 million shares of your Common stock to Langley Park Investments PLC, which appears to represent approximately 5.3 % of your total shares outstanding. Please tell us if you or Langley intend to file a Schedule 13D or Schedule 13G and when such filing will take place. We may have additional comments.

      The Company does not have any knowledge as to whether Langley Park Investments PLC ("Langley") intends to file a Schedule 13D or Schedule 13G and, if it does, when such filing will take place.

      Form 10-QSB filed on November 22, 2004

Management's Discussion and Analysis, page 21

2. We note you have only described the transaction cantered into with Langley Park Investments PLC in your notes to the unaudited financial statements. Your Management's Discussion and Analysis section should also contain the material terms of your transaction with Langley. Please revise your Management's Discussion and Analysis section to describe the Langley transaction, and in compliance with the revisions requested below.

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United States Securities and Exchange Commission
January 7, 2005
Page 2


      We have revised the Management's Discussion and Analysis section to describe the Langley transaction, including the revisions requested in the Staff's subsequent comments.

3. Briefly disclose the business and assets of Langley. Indicate when it incorporated and how long it has been engaged in its current business.

      We have revised the discussion of the Langley transaction to indicate that Langley is a corporation organized under the laws of England and Wales on February 3, 2004 and that Langley was formed to invest in small cap companies. We have further revised the discussion to indicate that Langley's only assets consist of the common stock of the small cap companies it invests in.

4. Please revise to disclose what percentage the shares you issued to Langley represent of your total shares outstanding and discuss how you determined the per share purchase price of $0.215. Compare it to the market price on the date of the agreement.

      We have revised the disclosure to indicate that the shares of the Company's common stock issued to Langley represented 6.5% of the Company's outstanding shares of common stock on the date of the transaction. We have further discussed how the per-share purchase price was calculated and compared it to the market price of the Company's common stock on the date of the agreement.

5. We note your disclosure that the "Purchase Price to be paid by Langley will be made through the delivery of Ordinary Shares of Langley to the Company with a value of (pound) I per share." Please specify how many total shares of Langley you received and what percentage of the total outstanding shares of Langley such shares represent.

      We have revised the disclosure to indicate that the Company received 600,220 shares of Langley's Ordinary Shares and that such shares represent 0.8% of the outstanding Ordinary Shares of Langley.

6. In addition, briefly describe what "ordinary shares" of Langley mean as well as the material terms of such Langley shares.

      We have revised the disclosure to indicate that "ordinary shares" are the British equivalent of the Company's common stock, with similar terms as common stock in the United States.

7. Please disclose the US dollar equivalent of 1 pound per share on the date of the agreement and the total value of the. shares of Langley you received. In addition, please explain how you determined the price of Langley Ordinary shares you received in exchange for 5 million shares of your common stock. In that regard we note that Langley was not trading on an exchange on the date of the agreement.

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United States Securities and Exchange Commission
January 7, 2005
Page 3


      We revised the disclosure to indicate that, on the date of the agreement, 1 pound was the equivalent of $1.8113. We have further revised the disclosure to indicate that the price of the Langley Ordinary Shares the Company received was based on the arm's length negotiations between the parties.

8. Please disclose the purpose of entering into the transaction and the specific use of proceeds you intend to employ with the sale of the Langley shares.

      We have revised the disclosure to indicate that the Company entered into the agreement with Langley because it believes that, based on Langley's investment criteria and the due diligence it performs on the small cap companies that it eventually invests in, a number of the small cap companies Langley will invest in will be successful thereby increasing the value of the Langley Ordinary Shares that the Company received in the transaction. Additionally, the Langley Ordinary Shares that the Company received in the transaction became immediately saleable once they became listed on the London Stock Exchange on October 7, 2004 and any proceeds the Company receives from the sale of such shares will be used for general working capital.

9. Please include a brief discussion of the alternative financing methods you considered prior to entering into the arrangement with Langley and the specific reasons describing why you ultimately selected the stock purchase agreement with Langley.

      As stated above, the Company entered into the agreement with Langley because it believes that, based on Langley's investment criteria and the due diligence it performs on the small cap companies that it eventually invests in, a number of the small cap companies Langley will invest in will be successful thereby increasing the value of the Langley Ordinary Shares that the Company received in the transaction. Additionally, the Langley Ordinary Shares were immediately saleable by the Company on October 7, 2004 once they became listed on the London Stock Exchange. The Company continually reviews potential financing opportunities but found the Langley transaction to be appealing given the fact that (i) the per share price of the Company's common stock was above the market price for such stock on the date of the agreement, (ii) Langley agreed not to transfer the shares of the Company's common stock it received in the transaction for a period of two years from the date of the agreement and
(iii) Langley did not require the Company to include the shares of the Company's common stock it received in the transaction on a registration statement.

10. We note your disclosure that Langley has agreed to not sell or transfer its common stock of Vital Living for a period of two years without your written consent and further that such consent may be withheld solely in your discretion. Please briefly describe the circumstances under which you may provide consent for the sale or transfer of the common stock held by Langley. Please also disclose of you have any obligations to register the shares of your common stock acquired by Langley.

United States Securities and Exchange Commission
January 7, 2005
Page 4


      We have revised the disclosure to indicate that the Company has no obligation to register the shares of common stock acquired by Langley. The Company does not currently believe any circumstances exist under which it would provide consent for the sale or transfer of the common stock held by Langley. However, such a circumstance may arise in the future in which consent might be given by the Company.

11. We note your disclosure that you may sell your, shares of Langley at any time. Please indicate if you have sold any shares to date. To the extent you have not sold any shares, please indicate why. In addition, please disclose the market price per share of the Langley shares as of a recent date.

      We have revised the disclosure to indicate that the Company has not sold any of the Langley Ordinary Shares it received in the transaction because it believes the current trading price of the Langley Shares (0.16 pounds per share) does not represent an attractive value for such shares.

      If you have any questions, please do not hesitate to contact me at the above telephone and facsimile numbers.

                                        Very truly yours,


                                        /s/ Jeffrey M. Gallant
                                        ----------------------------------------
                                        Jeffrey M. Gallant

cc:      Stuart Benson
         Gregg Linn